December 9, 2019

James J. Dolan
Chief Executive Officer
Gordon Pointe Acquisition Corp.
780 Fifth Avenue South
Naples, FL 34102

       Re: Gordon Pointe Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 13, 2019
           File No. 001-38363

Dear Mr. Dolan:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed November 13, 2019

General

1. We note that there is a concurrent S-4 filing by GPAQ Acquisition Holdings, Inc., your wholly owned subsidiary, regarding the transaction disclosed in your preliminary proxy statement. To the extent that any comments on the S-4 apply to your preliminary proxy statement, please apply these comments to you preliminary proxy statement and amend your disclosure accordingly, so that the disclosure in your proxy statement is consistent with that in the S-4.
2. Please unbundle the Charter Amendments Proposal into separate proposals so as to allow shareholders to vote separately on material matters, or provide your analysis as to why you believe you are not required to do so. Please refer to Rule 14a-4(a)(3) of Regulation
       14A, as well as Question 201.01 of the Division's Exchange Act Rule 14a-4(a)(3)
 James J. Dolan
Gordon Pointe Acquisition Corp.
December 9, 2019
Page 2
      Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                           Sincerely,
FirstName LastNameJames J. Dolan
                                                           Division of
Corporation Finance
Comapany NameGordon Pointe Acquisition Corp.
                                                           Office of Trade &
Services
December 9, 2019 Page 2
cc:        Stephen Cohen
FirstName LastName